

September 12, 2014

Ronald W. Pickett
Chief Executive Officer
Solar Wind Energy Tower, Inc.
1997 Annapolis Exchange Parkway, Suite 300,
Annapolis, Maryland 21401

> **Re:** **Solar Wind Energy Tower, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 27, 2014**
> **File No. 333-197574**

Dear Mr. Pickett:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the number of shares that may be issued to the selling shareholder upon conversion of the June 9, 2014 convertible note and the convertible note issued on November 1, 2013, please provide us with your analysis of how you determined that the selling shareholder is not an affiliate of the issuer.

Convertible Promissory Notes, page 2

2. It is unclear to us how you determined that a closing date prior to 15 business days after effectiveness qualifies as a short time after effectiveness for the purposes of the PIPE guidance. Please advise or revise your June 3, 2014 transaction to comply with applicable guidance.

Description of Business, page 14

3.   We reissue prior comment 14. Please revise your prospectus to provide an updated description of your plan of operations, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone.

4.   In this regard, please advise us why you have not filed the following agreements as exhibits: the option agreement entered into with the City of San Luis, Arizona; the development agreement entered into with the City of San Luis, Arizona; and the agreement with National Standard Finance, LLC, as disclosed in your Form 8-K filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ronald W. Pickett
Solar Wind Energy Tower, Inc.
September 12, 2014
Page 3

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Gregg E. Jaclin, Esq.